UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(State or other jurisdiction of
incorporation or organization)
1-32575
(Commission
File Number)
Shell Centre, London, SE1 7NA, United Kingdom
(Address of principal executive offices) (Zip Code)
N/A
(I.R.S. Employer Identification Number)
Sean Ashley, Company Secretary
Tel No: 0044-20-7934-1234
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2025.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.
      Section 2 – Resource Extraction Issuer Disclosure
Item 2.01Resource Extraction Issuer Disclosure and Report
Shell plc (the registrant) is relying on the alternative reporting provision of Item 2.01(c).
The attached Report on Payments to Governments provides a consolidated overview of the payments to governments made by Shell plc and its subsidiary undertakings. The report was prepared in accordance with the UK’s Reports on Payments to Governments Regulations 2014 (as amended in
December 2015).
The Report on Payments to Governments for the year 2025 was submitted to the Financial
Conduct Authority National Storage Mechanism and is available for inspection at https://
data.fca.org.uk/#/ nsm/nationalstoragemechanism. It is also available on the Shell website at https://
www.shell.com/ sustainability/our-approach/tax-transparency/payments-to-governments.html.
The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.
Section 3 – Exhibits Item
3.01. Exhibits
The following exhibit is submitted as part of this report.
Exhibit 2.01 – Shell plc Report on Payments to Governments for the year 2025.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Shell plc
(Registrant)
/s/ Sinead Gorman
Name: Sinead Gorman
Title:Chief Financial Officer
July 07, 2026
(Date)

5	Shell Report on Payments to Governments for the year 2025
Basis for Preparation - Report on Payments to Governments for the year 2025
This Report provides a consolidated overview of the payments to governments made by Shell plc and its subsidiary undertakings (hereinafter referred to as "Shell") for the year 2025 as required under the UK's Reports on Payments to Governments Regulations 2014 (as amended in
December 2015). These UK Regulations enact domestic rules in line with Directive 2013/34/EU (the EU Accounting Directive (2013)) and apply to large UK incorporated companies like Shell that are involved in the exploration, prospection, discovery, development and extraction of minerals, oil, natural gas deposits or other materials. This Report is also filed with the National Storage Mechanism (https://data.fca.org.uk/#/
nsm/nationalstoragemechanism) intended to satisfy the requirements of the Disclosure Guidance and Transparency Rules of the Financial Conduct
Authority in the United Kingdom. This report is also published pursuant to article 5:25e of the Dutch FMSA (Wft) and is furnished with the US
Securities and Exchange Commission ("SEC") according to Section 13(q) under the US Securities Exchange Act of 1934.
This Report is available for download from www.shell.com/payments.
Legislation
This Report is prepared in accordance with The Reports on Payments to Governments Regulations 2014 as enacted in the UK in December 2014 and as amended in December 2015.
Reporting entities
This Report includes payments to governments made by Shell plc and its subsidiary undertakings (Shell). Payments made by entities where Shell has joint control are excluded from this Report.
Activities
Payments made by Shell to governments arising from activities involving the exploration, prospection, discovery, development and extraction of minerals, oil and natural gas deposits or other materials (extractive activities) are disclosed in this Report. It excludes payments related to refining, natural gas liquefaction or gas-to-liquids activities. For a fully integrated project, which does not have an interim contractual cut-off point where a value can be attached or ascribed separately to the extractive activities and to other processing activities, payments to governments are not artificially split but are disclosed in full.
Government
Government includes any national, regional, or local authority of a country, and includes a department, agency or entity that is a subsidiary of a government, including a national oil company.
Project
Payments are reported at a project level except those payments that are not attributable to a specific project which are reported at entity level.
Project is defined as operational activities which are governed by a single contract, licence, lease, concession, or similar legal agreement, and form the basis for payment liabilities with a government. If such agreements are substantially interconnected, those agreements are to be treated as a single project.
"Substantially interconnected" means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government giving rise to payment liabilities. Such agreements can be governed by a single contract, joint venture, production sharing agreement, or other overarching legal agreement. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure and common operational management.
Payment
The information is reported under the following payment types:
Production entitlements
These are the host government's share of production in the reporting period derived from projects operated by Shell. This includes the government's share as a sovereign entity or through its participation as an equity or interest holder in projects within its sovereign jurisdiction
(home country). Production entitlements arising from activities or interests outside of its home country are excluded.
In certain contractual arrangements, typically a production sharing contract, a government through its participation interest may contribute funding of capital and operating expenditure to projects, from which it derives production entitlement to cover such funding (cost recovery). Such cost recovery production entitlement is included.
In situations where a government settles Shell's income tax obligation on behalf of Shell by utilising its share of production entitlements (typically under a tax-paid concession), such amount will be deducted from the reported production entitlement.
Taxes
These are taxes paid by Shell on its income, profits or production (which include resource severance tax, and petroleum resource rent tax), including those settled by a government on behalf of Shell under a tax-paid concession. Payments are reported net of refunds. Consumption taxes, personal income taxes, sales taxes, property and environmental taxes are excluded.
Royalties
These are payments for the rights to extract oil and gas resources, typically at a set percentage of revenue less any deductions that may be taken.
Dividends
These are dividend payments other than dividends paid to a government as an ordinary shareholder of an entity unless paid in lieu of production entitlements or royalties. For the year ended December 31, 2025, there were no reportable dividend payments to a government.
Bonuses
These are payments for bonuses. These are usually paid upon signing an agreement or a contract, or when a commercial discovery is declared, or production has commenced, or production has reached a milestone.

6	Shell Report on Payments to Governments for the year 2025
Licence fees, rental fees, entry fees and other considerations for licences and/or concessions
These are fees and other sums paid as consideration for acquiring a licence for gaining access to an area where extractive activities are performed. Administrative government fees that are not specifically related to the extractive sector, or to access to extractive resources, are excluded. Also excluded are payments made in return for services provided by a government.
Infrastructure improvements
These are payments which relate to the construction of infrastructure (road, bridge, or rail) not substantially dedicated for the use of extractive activities. Payments which are a social investment in nature, for example building of a school or hospital, are excluded.
Other
Operatorship
When Shell makes a payment directly to a government arising from a project, regardless of whether Shell is the operator, the full amount paid is disclosed even where Shell as the operator is proportionally reimbursed by its non-operating venture partners through a partner billing process
(cash-call).
When a national oil company is the operator of a project to whom Shell makes a reportable payment, which is distinguishable in the cash-call, it is included in this Report.
Cash and in-kind payments
Payments are reported on a cash basis. In-kind payments are converted to an equivalent cash value based on the most appropriate and relevant valuation method for each payment, which can be at cost or market value, or such value as stated in the contract. In-kind payments are reported in both volumes and the equivalent cash value.
Materiality Level
For each payment type, total payments below £86,000 to a government are excluded from this Report.
Exchange Rate
Payments made in currencies other than US dollars are translated for this Report based on the foreign exchange rate at the relevant quarterly average rate.

7	Shell Report on Payments to Governments for the year 2025
Report on Payments to Governments [1]

Summary Report (in USD)
Countries:	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Europe
Albania	–	–	–	–	228,097	–	228,097
Bulgaria	–	–	–	658,383	145,695	–	804,078
Germany	–	77,755,904	–	–	–	–	77,755,904
Italy	–	3,351,499	74,686,060	–	66,336,536	–	144,374,094
Norway	2,120,072,656	1,649,751,614	–	–	–	–	3,769,824,270
United Kingdom	–	110,374,110	–	–	11,857,193	–	122,231,303
Asia
Brunei	3,313,159	40,519,441	7,202,519	–	–	–	51,035,119
China	–	18,523,634	–	–	–	–	18,523,634
India	–	-14,562,223	–	–	–	–	-14,562,223
Kazakhstan	–	256,637,895	–	–	–	–	256,637,895
Malaysia	1,691,805,666	285,593,040	405,405,924	–	–	–	2,382,804,630
Middle East
Oman	576,872,405	3,412,390,365			900,000		3,990,162,769
Qatar	1,479,379,939	1,401,933,995	–	–	31,476,961	–	2,912,790,895
Oceania
Australia	–	1,445,905,137	358,637,902	–	13,413,472	461,434	1,818,417,944
Africa
Egypt	–	155,405,582	–	6,042,288	–	–	161,447,870
Nigeria	1,237,467,592	236,994,532	454,028,549	–	87,895,758	–	2,016,386,431
Sao Tome and Principe	–	–	–	–	200,000	–	200,000
Tanzania	–	–	–	–	142,811	–	142,811
Tunisia	–	3,083,119	1,785,824	–	–	–	4,868,943
North America
Canada	–	109,370,682	4,882,029	–	1,542,623	–	115,795,334
Mexico	–	–	–	–	-137,827	–	-137,827
United States of America	–	-23,901,400	1,120,356,065	–	20,817,759	860,822	1,118,133,246
South America
Argentina	34,615,936	1,880,988	136,470,329	–	335,780	–	173,303,033
Brazil	459,707,687	865,744,450	1,203,877,226	338,891,043	1,385,827,494	–	4,254,047,901
Colombia	–	–	–	–	488,120	–	488,120
Trinidad and Tobago	433,047,898	784,943	631,618	15,000,000	11,750,134	–	461,214,593
Grand Total	8,036,282,937	10,037,537,308	3,767,964,045	360,591,715	1,633,220,604	1,322,256	23,836,918,866
[1]The figures in this Report are rounded.

8	Shell Report on Payments to Governments for the year 2025
Albania
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
DEGA E THESARIT BERAT	–	–	–	–	228,097	–	228,097
Total	–	–	–	–	228,097	–	228,097
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
ALBANIA OPERATED	–	–	–	–	228,097	–	228,097
Total	–	–	–	–	228,097	–	228,097
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

9	Shell Report on Payments to Governments for the year 2025
Bulgaria
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
MINISTRY OF ENERGY BULGARIA	–	–	–	658,383	145,695	–	804,078
Total	–	–	–	658,383	145,695	–	804,078
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
KHAN TERVEL	–	–	–	658,383	145,695	–	804,078
Total	–	–	–	658,383	145,695	–	804,078
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

10	Shell Report on Payments to Governments for the year 2025
Germany
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
FEDERAL CENTRAL TAX OFFICE	–	73,722,167	–	–	–	–	73,722,167
MUNICIPALITY OF COLOGNE	–	-564,461	–	–	–	–	-564,461
MUNICIPALITY OF WESSELING	–	-836,944	–	–	–	–	-836,944
TAX AUTHORITY HAMBURG	–	5,435,141	–	–	–	–	5,435,141
Total	–	77,755,904	–	–	–	–	77,755,904
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payments
DEUTSCHE SHELL HOLDING GmbH	–	77,755,904	–	–	–	–	77,755,904
Total	–	77,755,904	–	–	–	–	77,755,904
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

11	Shell Report on Payments to Governments for the year 2025
Italy
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
CALVELLO MUNICIPALITY	–	–	822,781	–	–	–	822,781
CORLETO PERTICARA MUNICIPALITY	–	–	2,310,677	–	–	–	2,310,677
ENI SPA	–	–	–	–	435,200	–	435,200
GORGOGLIONE MUNICIPALITY	–	–	355,489	–	–	–	355,489
GRUMENTO NOVA MUNICIPALITY	–	–	470,161	–	–	–	470,161
MARSICO NUOVO MUNICIPALITY	–	–	352,620	–	–	–	352,620
MARSICOVETERE MUNICIPALITY	–	–	117,540	–	–	–	117,540
MONTEMURRO MUNICIPALITY	–	–	117,540	–	–	–	117,540
REGIONE BASILICATA	–	–	44,567,378	–	61,369,377	–	105,936,754
TESORERIA PROVINICIALE DELLO STATO	–	3,351,499	22,310,135	–	808,495	–	26,470,129
VIGGIANO MUNICIPALITY	–	–	3,261,739	–	3,723,464	–	6,985,203
Total	–	3,351,499	74,686,060	–	66,336,536	–	144,374,094
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
UPSTREAM ASSETS	–	3,351,499	74,686,060	–	66,336,536	–	144,374,094
Total	–	3,351,499	74,686,060	–	66,336,536	–	144,374,094
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

12	Shell Report on Payments to Governments for the year 2025
Norway
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
EQUINOR ASA	869,052,105 [A]	–	–	–	–	–	869,052,105
PETORO AS	1,251,020,551 [B]	–	–	–	–	–	1,251,020,551
SKATTEETATEN	–	1,649,751,614	–	–	–	–	1,649,751,614
Total	2,120,072,656	1,649,751,614	–	–	–	–	3,769,824,270
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
ORMEN LANGE	2,120,072,656 [C]	–	–	–	–	–	2,120,072,656
Entity level payments
A/S NORSKE SHELL	–	1,649,751,614	–	–	–	–	1,649,751,614
Total	2,120,072,656	1,649,751,614	–	–	–	–	3,769,824,270
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.
[A]Includes payment in kind of $869,052,105 for 12,508 KBOE valuated at market price.
[B]Includes payment in kind of $1,251,020,551 for 18,006 KBOE valuated at market price.
[C]Includes payment in kind of $2,120,072,656 for 30,514 KBOE valuated at market price.

13	Shell Report on Payments to Governments for the year 2025
United Kingdom
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
HM REVENUE AND CUSTOMS	–	110,374,110	–	–	–	–	110,374,110
NORTH SEA TRANSITION AUTHORITY	–	–	–	–	11,650,563	–	11,650,563
THE CROWN ESTATE SCOTLAND	–	–	–	–	206,630	–	206,630
Total	–	110,374,110	–	–	11,857,193	–	122,231,303
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
BRENT AND OTHER NORTHERN NORTH SEA PROJECTS	–	-51,981,053	–	–	632,416	–	-51,348,637
EXPLORATIONS PROJECTS	–	–	–	–	1,688,819	–	1,688,819
OFFSHORE OPERATED	–	–	–	–	2,457,930	–	2,457,930
ONEGAS WEST	–	–	–	–	2,769,338	–	2,769,338
WEST OF SHETLAND NON-OPERATED	–	–	–	–	983,512	–	983,512
Entity level payments
SHELL U.K. LIMITED	–	162,355,163	–	–	3,325,177	–	165,680,340
Total	–	110,374,110	–	–	11,857,193	–	122,231,303
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

14	Shell Report on Payments to Governments for the year 2025
Brunei
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
MINISTRY OF FINANCE AND ECONOMY	–	40,519,441	–	–	–	–	40,519,441
PETROLEUM AUTHORITY OF BRUNEI DARUSSALAM	3,313,159	–	7,202,519	–	–	–	10,515,678
Total	3,313,159	40,519,441	7,202,519	–	–	–	51,035,119
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payments
SHELL DEEPWATER BORNEO B.V.	–	35,956,751	–	–	–	–	35,956,751
SHELL EXPLORATION AND PRODUCTION BRUNEI B.V.	3,313,159	4,562,690	7,202,519	–	–	–	15,078,368
Total	3,313,159	40,519,441	7,202,519	–	–	–	51,035,119
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

15	Shell Report on Payments to Governments for the year 2025
China
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
TIANJIN MUNICIPAL TAXATION BUREAU	–	10,780,173	–	–	–	–	10,780,173
YULIN MUNICIPAL TAXATION BUREAU	–	7,743,461	–	–	–	–	7,743,461
Total	–	18,523,634	–	–	–	–	18,523,634
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payments
SHELL CHINA EXPLORATION & PRODUCTION COMPANY LTD	–	18,523,634	–	–	–	–	18,523,634
Total	–	18,523,634	–	–	–	–	18,523,634
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

16	Shell Report on Payments to Governments for the year 2025
India
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
INCOME TAX DEPARTMENT	–	-14,562,223	–	–	–	–	-14,562,223
Total	–	-14,562,223	–	–	–	–	-14,562,223
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payments
BG EXPLORATION AND PRODUCTION INDIA LIMITED	–	-14,562,223	–	–	–	–	-14,562,223
Total	–	-14,562,223	–	–	–	–	-14,562,223
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

17	Shell Report on Payments to Governments for the year 2025
Kazakhstan
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
TAX COMITEE IN ATYRAU	–	44,351,823	–	–	–	–	44,351,823
WEST KAZAKHSTAN TAX COMMITTEE	–	212,286,072	–	–	–	–	212,286,072
Total	–	256,637,895	–	–	–	–	256,637,895
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
KARACHAGANAK	–	212,286,072	–	–	–	–	212,286,072
NORTH CASPIAN SEA	–	44,351,823	–	–	–	–	44,351,823
Total	–	256,637,895	–	–	–	–	256,637,895
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

18	Shell Report on Payments to Governments for the year 2025
Malaysia
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
LEMBAGA HASIL DALAM NEGERI	–	285,593,040	–	–	–	–	285,593,040
MALAYSIA FEDERAL AND STATE GOVERNMENTS	–	–	385,269,243 [A]	–	–	–	385,269,243
PETROLEUM SARAWAK EXPLORATION AND PRODUCTION SDN. BHD.	99,864,493 [B]	–	–	–	–	–	99,864,493
PETROLIAM NASIONAL BERHAD	845,231,131 [C]	–	20,136,682	–	–	–	865,367,812
PETRONAS CARIGALI SDN.BHD.	746,710,042 [D]	–	–	–	–	–	746,710,042
Total	1,691,805,666	285,593,040	405,405,924	–	–	–	2,382,804,630
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
SABAH GAS - NOT OPERATED	–	15,384,648	929,077	–	–	–	16,313,725
SABAH INBOARD AND DEEPWATER OIL	1,089,763,624 [E]	129,881,545	264,887,071 [F]	–	–	–	1,484,532,240
SARAWAK OIL AND GAS	602,042,041 [G]	127,896,684	139,589,776 [H]	–	–	–	869,528,501
Entity level payments
SABAH SHELL PETROLEUM COMPANY LIMITED	–	3,846,422	–	–	–	–	3,846,422
SARAWAK SHELL BERHAD	–	1,956,613	–	–	–	–	1,956,613
SHELL ENERGY ASIA LIMITED	–	2,070,079	–	–	–	–	2,070,079
SHELL OIL AND GAS (MALAYSIA) LLC	–	418,556	–	–	–	–	418,556
SHELL SABAH SELATAN SENDIRIAN BERHAD	–	4,138,495	–	–	–	–	4,138,495
Total	1,691,805,666	285,593,040	405,405,924	–	–	–	2,382,804,630
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.
[A]Includes payment in kind of $290,279,641 for 3,911 KBOE valuated at market price and $94,989,601 for 5,021 KBOE valuated at fixed price.
[B]Includes payment in kind of $78,413,013 for 3,143 KBOE valuated at fixed price and $21,451,480 for 247 KBOE valuated at market price.
[C]Includes payment in kind of $782,926,973 for 10,575 KBOE valuated at market price and $110,524,567 for 5,960 KBOE valuated at fixed price.
[D]Includes payment in kind of $480,500,276 for 6,501 KBOE valuated at market price and $266,209,765 for 14,220 KBOE valuated at fixed price.
[E]Includes payment in kind of $1,089,763,624 for 14,572 KBOE valuated at market price.
[F]Includes payment in kind of $259,666,784 for 3,467 KBOE valuated at market price.
[G]Includes payment in kind of $455,147,345 for 23,323 KBOE valuated at fixed price and $195,115,105 for 2,752 KBOE valuated at market price.
[H]Includes payment in kind of $94,989,601 for 5,021 KBOE valuated at fixed price and $30,612,857 for 443 KBOE valuated at market price.

19	Shell Report on Payments to Governments for the year 2025
Oman
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
MINISTRY OF ENERGY AND MINERALS	576,872,405 [A]	–	–	–	–	–	576,872,405
MINISTRY OF FINANCE	–	3,391,341,601	–	–	900,000	–	3,392,241,601
THE SECRETARIAT GENERAL FOR TAXATION MINISTRY OF FINANCE	–	21,048,764	–	–	–	–	21,048,764
Total	576,872,405	3,412,390,365	–	–	900,000	–	3,990,162,769
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
BLOCK 6 CONCESSION	–	3,391,341,601	–	–	–	–	3,391,341,601
BLOCK 10 CONCESSION	576,872,405 [A]	21,048,764	–	–	400,000	–	598,321,168
BLOCK 11 CONCESSION	–	–	–	–	500,000	–	500,000
Total	576,872,405	3,412,390,365	–	–	900,000	–	3,990,162,769
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.
[A]Includes payment in kind of $518,222,403 for 7,294 KBOE valuated at Gov. selling price and of $58,650,002 for 4,477 KBOE valuated at fixed price.

20	Shell Report on Payments to Governments for the year 2025
Qatar
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
QATARENERGY	1,479,379,939	1,401,933,995	–	–	31,476,961	–	2,912,790,895
Total	1,479,379,939	1,401,933,995	–	–	31,476,961	–	2,912,790,895
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
PEARL GTL	1,479,379,939	1,401,933,995	–	–	31,476,961	–	2,912,790,895
Total	1,479,379,939	1,401,933,995	–	–	31,476,961	–	2,912,790,895
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

21	Shell Report on Payments to Governments for the year 2025
Australia
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
AUSTRALIAN TAXATION OFFICE	–	1,445,905,137	–	–	–	–	1,445,905,137
BANANA SHIRE COUNCIL	–	–	–	–	226,326	–	226,326
FEDERAL DEPARTMENT OF INDUSTRY, SCIENCE AND RESOURCES	–	–	71,579,702	–	115,311	–	71,695,012
QUEENSLAND DEPARTMENT OF ENVIRONMENT AND SCIENCE	–	–	–	–	853,606	–	853,606
QUEENSLAND DEPARTMENT OF NATURAL RESOURCES AND MINES	–	–	–	–	513,172	–	513,172
QUEENSLAND REVENUE OFFICE	–	–	287,058,200	–	–	–	287,058,200
RESOURCES SAFETY AND HEALTH QUEENSLAND	–	–	–	–	1,863,345	–	1,863,345
WESTERN DOWNS REGIONAL COUNCIL	–	–	–	–	9,841,711	461,434	10,303,145
Total	–	1,445,905,137	358,637,902	–	13,413,472	461,434	1,818,417,944
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
NORTH WEST SHELF	–	–	71,579,702	–	–	–	71,579,702
PRELUDE	–	–	–	–	115,311	–	115,311
QGC	–	659,476,027	287,058,200	–	13,298,161	461,434	960,293,822
Entity level payments
SHELL AUSTRALIA PTY LTD		786,429,110					786,429,110
Total	–	1,445,905,137	358,637,902	–	13,413,472	461,434	1,818,417,944
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

22	Shell Report on Payments to Governments for the year 2025
Egypt
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
EGYPTIAN GENERAL PETROLEUM CORPORATION	–	155,405,582	–	6,042,288	–	–	161,447,870
Total	–	155,405,582	–	6,042,288	–	–	161,447,870
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
EGYPT OFFSHORE DEVELOPMENT	–	155,405,582	–	–	–	–	155,405,582
EGYPT OFFSHORE EXPLORATION	–	–	–	5,000,000	–	–	5,000,000
Entity level payments
SHELL EGYPT N.V.	–	–	–	1,042,288	–	–	1,042,288
Total	–	155,405,582	–	6,042,288	–	–	161,447,870
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

23	Shell Report on Payments to Governments for the year 2025
Nigeria
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
FEDERAL INLAND REVENUE SERVICE	–	236,994,532 [A]	–	–	–	–	236,994,532
NATIONAL AGENCY FOR SCIENCE AND ENGINEERING INFRASTRUCTURE	–	–	–	–	2,397,000	–	2,397,000
NIGER DELTA DEVELOPMENT COMMISSION	–	–	–	–	85,498,758	–	85,498,758
NIGERIAN NATIONAL PETROLEUM CORPORATION	1,237,467,592 [B]	–	–	–	–	–	1,237,467,592
NIGERIAN UPSTREAM PETROLEUM REGULATORY COMMISSION	–	–	454,028,549 [C]	–	–	–	454,028,549
Total	1,237,467,592	236,994,532	454,028,549	–	87,895,758	–	2,016,386,431
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
EAST ASSET	238,832,621 [D]	–	–	–	–	–	238,832,621
OML144	–	–	–	–	7,642,550	–	7,642,550
PSC 1993 (OPL209/OML133)	–	93,824,926 [E]	–	–	–	–	93,824,926
PSC 1993 (OPL212/OML118, OPL219/ OML135)	689,820,582 [F]	123,713,854 [G]	387,429,297 [H]	–	58,877,045	–	1,259,840,778
WEST ASSET	308,814,389 [I]	–	–	–	–	–	308,814,389
Entity level payments
THE SHELL PETROLEUM DEVELOPMENT COMPANY OF NIGERIA LIMITED	–	19,455,752	66,599,252	–	21,376,163	–	107,431,167
Total	1,237,467,592	236,994,532	454,028,549	–	87,895,758	–	2,016,386,431
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.
[A]Includes payment in kind of $217,538,780 for 3,121 KBOE valued at market price.
[B]Includes payment in kind of $1,237,467,592 for 22,346 KBOE valued at market price.
[C]Includes payment in kind of $387,429,297 for 5,442 KBOE valuated at market price.
[D]Includes payment in kind of $238,832,621 for 8,726 KBOE valuated at market price.
[E]Includes payment in kind of $93,824,926 for 1,330 KBOE valuated at market price.
[F]Includes payment in kind of $689,820,582 for 9,634 KBOE valuated at market price.
[G]Includes payment in kind of $123,713,854 for 1,791 KBOE valuated at market price.
[H]Includes payment in kind of $387,429,297 for 5,442 KBOE valuated at market price.
[I]Includes payment in kind of $308,814,389 for 3,986 KBOE valuated at market price.

24	Shell Report on Payments to Governments for the year 2025
Sao Tome and Principe
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
AGÊNCIA NACIONAL DO PETRÓLEO DE SÃO TOMÉ E PRÍNCIPE	–	–	–	–	200,000	–	200,000
Total	–	–	–	–	200,000	–	200,000
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
DEEPWATER BLOCK 4	–	–	–	–	200,000	–	200,000
Total	–	–	–	–	200,000	–	200,000
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

25	Shell Report on Payments to Governments for the year 2025
Tanzania
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
PETROLEUM UPSTREAM REGULATORY AUTHORITY	–	–	–	–	142,811	–	142,811
Total	–	–	–	–	142,811	–	142,811
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
BLOCK 1 AND 4	–	–	–	–	142,811	–	142,811
Total	–	–	–	–	142,811	–	142,811
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

26	Shell Report on Payments to Governments for the year 2025
Tunisia
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
ENTREPRISE TUNISIENNE D'ACTIVITÉS PÉTROLIÈRES	–	–	534,110 [A]	–	–	–	534,110
LE RECEVEUR DES FINANCES DU LAC	–	3,083,119	1,251,714	–	–	–	4,334,833
Total	–	3,083,119	1,785,824	–	–	–	4,868,943
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
HASDRUBAL CONCESSION	–	3,083,119	1,785,824 [A]	–	–	–	4,868,943
Total	–	3,083,119	1,785,824	–	–	–	4,868,943
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.
[A]Includes payment in kind of $534,110 for 11 KBOE valuated at market price.

27	Shell Report on Payments to Governments for the year 2025
Canada
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
GOVERNMENT OF ALBERTA	–	–	173,471	–	227,225	–	400,697
MINISTRY OF FINANCE (BRITISH COLUMBIA)	–	–	4,708,558	–	640,989	–	5,349,547
MINISTRY OF JOBS, ECONOMIC DEVELOPMENT AND INNOVATION	–	–	–	–	674,408	–	674,408
PROVINCIAL TREASURER OF ALBERTA	–	38,275,621	–	–	–	–	38,275,621
RECEIVER GENERAL FOR CANADA	–	71,095,062	–	–	–	–	71,095,062
Total	–	109,370,682	4,882,029	–	1,542,623	–	115,795,334
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
ATHABASCA OIL SANDS	–	109,370,682	–	–	–	–	109,370,682
GREATER DEEP BASIN	–	–	173,471	–	227,225	–	400,697
GROUNDBIRCH	–	–	4,708,558	–	1,315,397	–	6,023,955
Total	–	109,370,682	4,882,029	–	1,542,623	–	115,795,334
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

28	Shell Report on Payments to Governments for the year 2025
Mexico
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
SERVICIO DE ADMINISTRACIÓN TRIBUTARIA	–	–	–	–	-137,827	–	-137,827
Total	–	–	–	–	-137,827	–	-137,827
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
MEXICO EXPLORATION DEEPWATER	–	–	–	–	-137,827	–	-137,827
Total	–	–	–	–	-137,827	–	-137,827
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

29	Shell Report on Payments to Governments for the year 2025
United States of America
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
COMPTROLLER OF PUBLIC ACCOUNTS	–	233,960	–	–	–	–	233,960
INTERNAL REVENUE SERVICE	–	-25,200,518	–	–	–	–	-25,200,518
LOUISIANA DEPARTMENT OF TRANSPORTATION AND DEVELOPMENT	–	–	–	–	–	860,822	860,822
OFFICE OF NATURAL RESOURCES REVENUE	–	–	1,120,356,065	–	20,817,759	–	1,141,173,823
STATE OF LOUISIANA	–	1,065,158	–	–	–	–	1,065,158
Total	–	-23,901,400	1,120,356,065	–	20,817,759	860,822	1,118,133,246
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
GULF OF AMERICA (CENTRAL)	–	–	1,045,021,964	–	4,293,859	–	1,049,315,823
GULF OF AMERICA (WEST)	–	–	75,334,101	–	–	–	75,334,101
GULF OF AMERICA EXPLORATION	–	–	–	–	16,339,580	–	16,339,580
Entity level payments
SHELL EXPLORATION AND PRODUCTION COMPANY	–	249,354	–	–	–	–	249,354
SHELL FRONTIER OIL AND GAS INC.	–	306,710	–	–	–	–	306,710
SHELL OFFSHORE INC.	–	509,094	–	–	184,320	860,822	1,554,236
SHELL PETROLEUM INC.	–	-25,200,518	–	–	–	–	-25,200,518
SHELL USA INC.	–	233,960	–	–	–	–	233,960
Total	–	-23,901,400	1,120,356,065	–	20,817,759	860,822	1,118,133,246
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

30	Shell Report on Payments to Governments for the year 2025
Argentina
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
AGENCIA DE RECAUDACIÓN Y CONTROL ADUANERO	–	1,880,988	–	–	–	–	1,880,988
GAS Y PETRÓLEO DEL NEUQUÉN S.A.	34,615,936 [A]	–	–	–	–	–	34,615,936
PROVINCIA DE SALTA	–	–	2,568,298	–	–	–	2,568,298
PROVINCIA DEL NEUQUÉN	–	–	133,902,031	–	335,780	–	134,237,811
Total	34,615,936	1,880,988	136,470,329	–	335,780	–	173,303,033
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
ACAMBUCO	–	–	2,568,298	–	–	–	2,568,298
ARGENTINA UNCONVENTIONAL PROJECTS	34,615,936 [A]	–	133,902,031	–	335,780	–	168,853,747
Entity level payments
SHELL ARGENTINA S.A.	–	1,880,988	–	–	–	–	1,880,988
Total	34,615,936	1,880,988	136,470,329	–	335,780	–	173,303,033
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.
[A]Includes payment in kind of $34,615,936 for 580 KBOE valuated at market price.

31	Shell Report on Payments to Governments for the year 2025
Brazil
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
AGÊNCIA NACIONAL DO PETRÓLEO GÁS NATURAL E BIOCOMBUSTÍVEIS	–	–	–	3,968,640	–	–	3,968,640
MINISTÉRIO DA FAZENDA	–	–	1,203,877,226	–	1,385,827,494	–	2,589,704,720
PRÉ-SAL PETRÓLEO S.A.	459,707,687 [A]	–	–	334,922,404	–	–	794,630,091
RECEITA FEDERAL DO BRASIL	–	865,744,450	–	–	–	–	865,744,450
Total	459,707,687	865,744,450	1,203,877,226	338,891,043	1,385,827,494	–	4,254,047,901
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
BASIN EXPLORATION PROJECTS	–	–	–	3,968,640	2,493,180	–	6,461,820
BC-10	–	–	30,470,273	–	1,049,230	–	31,519,503
BIJUPIRA AND SALEMA	–	–	–	–	420,504	–	420,504
BM-S-9, BM-S-9A, BM-S-11,BM-S-11A, ENTORNO DE SAPINHOA AND ATAPU	21,415,909 [B]	–	777,863,823	49,144,667	1,381,864,580	–	2,230,288,979
JUBARTE PRE-SAL	–	–	473,023	–	–	–	473,023
LIBRA PSC AND MERO	438,291,778 [C]	–	395,070,107	285,777,737	–	–	1,119,139,622
Entity level payments
SHELL BRASIL PETROLEO LTDA.	–	865,744,450		–	–	–	865,744,450
Total	459,707,687	865,744,450	1,203,877,226	338,891,043	1,385,827,494	–	4,254,047,901
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.
[A]Includes payment in kind of $459,707,687 for 7,627 KBOE valuated at market price.
[B]Includes payment in kind of $21,415,909 for 357 KBOE valuated at market price.
[C]Includes payment in kind of $438,291,778 for 7,270 KBOE valuated at market price.

32	Shell Report on Payments to Governments for the year 2025
Colombia
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
AGENCIA NACIONAL DE HIDROCARBUROS	–	–	–	–	488,120	–	488,120
Total	–	–	–	–	488,120	–	488,120
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
COLOMBIA EXPLORATION OPERATED	–	–	–	–	488,120	–	488,120
Total	–	–	–	–	488,120	–	488,120
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

33	Shell Report on Payments to Governments for the year 2025
Trinidad and Tobago
Government Reports (in USD) [1]

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments
MINISTRY OF ENERGY AND ENERGY INDUSTRIES	370,527,278	–	631,618	15,000,000	11,750,134	–	397,909,029
MINISTRY OF FINANCE	–	784,943	–	–	–	–	784,943
NGC EXPLORATION AND PRODUCTION INVESTMENTS LIMITED	62,520,620	–	–	–	–	–	62,520,620
Total	433,047,898	784,943	631,618	15,000,000	11,750,134	–	461,214,593
Project Reports (in USD)

	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects
BLOCK 5C	84,719,937	–	–	–	1,807,202	–	86,527,139
CENTRAL BLOCK	–	784,943	631,618	–	–	–	1,416,561
COLIBRI	170,033,758	–	–	–	3,520,166	–	173,553,924
DEEPWATER ATLANTIC AREA	–	–	–	–	559,194	–	559,194
EAST COAST MARINE AREA	104,452,047	–	–	–	2,220,437	–	106,672,484
EXPLORATION	–	–	–	–	345,905	–	345,905
MANATEE	–	–	–	15,000,000	892,499	–	15,892,499
NORTH COAST MARINE AREA 1	73,842,155	–	–	–	2,404,732	–	76,246,887
Total	433,047,898	784,943	631,618	15,000,000	11,750,134	–	461,214,593
[1]For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of the Report.

34	Shell Report on Payments to Governments for the year 2025
Cautionary note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Report "Shell", "Shell Group" and
"Group" are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. "Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this Report refer to entities over which Shell plc either directly or indirectly has control. The terms "joint venture", "joint operation", "joint arrangements", and "associates" may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.